Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Announces Finalization of the Basket Clinical Study in Collaboration with Merck and Reveals Promising Top Line Data from the Bladder and MSI-High Cohorts

Clinical benefit (complete responses, partial responses, and stable disease) observed in metastatic bladder cancer patients, including those who had received prior immune checkpoint inhibitor therapy

Dartmouth, Nova Scotia, and Cambridge, Mass., December 21, 2021 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX™ platform to treat solid and hematologic cancers, today announced the finalization of the basket clinical study evaluating maveropepimut-S (MVP-S, previously known as DPX-Survivac) in combination with Merck’s KEYTRUDA® in patients with metastatic bladder and Micro-Satellite Instability High (MSI-H) solid tumors.

“The top line clinical data from both the bladder and MSI-Hi cohorts are promising, further showcasing the potential of MVP-S as an immune-educating therapy in multiple cancer indications,” said Jeremy Graff, Ph.D., Chief Scientific Officer at IMV. “We are particularly encouraged by the responses in patients previously treated with immune checkpoint inhibitors and look forward to meeting with our key opinion leaders to map out follow-on studies in these indications.”

Olivier Rixe, M.D., Ph.D., Director, Principal Investigator at Quantum Santa Fe in New Mexico, and Principal Investigator of the study, commented, “We are especially motivated by the responses observed in advanced, metastatic bladder cancer, where patients previously treated with an immune checkpoint inhibitor demonstrated clinical response, including complete responses.”

All clinical benefit were evaluated according to the iRECIST/RECIST criteria. A more complete set of data, including evaluation of PD-L1 and other measures will be presented at an upcoming scientific conference.

About the basket Study

This Phase 2 basket trial is an open label, multi-center study, evaluating MVP-S across five cohorts of patients with bladder cancer, liver cancer (hepatocellular carcinoma), ovarian cancer (with and without

CPA), NSCLC (Non-Small Cell Lung Cancer) and tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker.

Subjects received MVP-S in combination with pembrolizumab and/or intermittent low dose cyclophosphamide (CPA). The study was designed to assess primary endpoints of safety and objective response rate (ORR), with multiple secondary and exploratory measures. IMV enrolled 131 patients across clinical sites in the U.S. and Canada. Monitoring is ongoing for patients on treatment, but enrollment is now closed.

Data from the other basket indications have been previously communicated.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX™ technology. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides of survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer will open early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates and the anticipated timing for the Company’s clinical trials and studies and results from such clinical trials and studies. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902) 492.1819 ext: 2009
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext: 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com